SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated January 5, 2021 re TAT Technologies Ltd. Reports a new contract with Honeywell International.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports signing a new strategic contract with Honeywell

TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, announced today that its fully owned subsidiary, TAT Piedmont Aviation (“TAT-Piedmont”), and Honeywell International, had entered into a 10-year agreement for an exclusive worldwide Auxiliary Power Unit (APU) rental services for OEM authorized GTCP331-500 engine. This engine is installed in all Boeing 777 aircraft around the world. Under this contract TAT-Piedmont will offer rental services to airlines who are operating Boeing’s 777 aircraft and will serve on behalf of Honeywell for any rental of Honeywell GTCP331-500 APUs to all of Honeywell’s customers on an exclusive basis.
As part of this agreement, TAT-Piedmont acquired Honeywell’s GTCP331-500 APU rental bank for approximately $6.5 million.

In addition, TAT-Piedmont and Honeywell entered  into a binding MOU in which Honeywell committed to authorize TAT-Piedmont to provide MRO service to GTCP331-500 APU, and provide TAT-Piedmont relevant knowhow and parts, making TAT-Piedmont an authorized MRO services provider world-wide for this engine.

TAT Piedmont, having been a Honeywell channel partner for over 20 years, is engaged in the APU MRO services including for the APU GTCP331-200/250 which is mainly installed in the Boeing 767 and Boeing C-17 platforms. Three months ago, TAT Piedmont signed a 10 year agreement with Honeywell for the transfer of Honeywell's APU GTCP331-200/250 MRO contracts to TAT- Piedmont.

Mr. Zamir CEO of TAT stated: "This agreement is a significant step in the development of TAT-Piedmont as a major global player in the APU MRO services business. The GTCP331-500 APU engine which is installed in all Boeing 777 aircrafts around the world is expected to be in operations for the next few decades generating meaningful MRO business opportunities. The rental services agreement and, to a larger extent, the authorization to provide MRO services, consist of major growth opportunities for TAT. This agreement together with the recent agreement for the transfer of Honeywell's MRO contracts for the GTCP331-200/250 engine to TAT-Piedmont, strengthen the strategic relationships between TAT and Honeywell and prove the strong positioning of TAT-Piedmont as a global quality MRO services provider for a variety of APU engines to airlines, aviation players and military organizations”.

Mr. Zamir also noted: “The introduction of the GTCP331-500 APU to our offering is expected to substantially increase the potential market size available for TAT-Piedmont.  This new agreement is expected to add revenues and generate profits for TAT in the near future. A recovery of the airline and aviation industries in the mid-term will meaningfully enhance business volumes related to this agreement”.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: January 5, 2021